SCHEDULE 13D

Amendment No. 2
Cadiz Land Co., Inc.
common stock
Cusip # 127549103
Filing Fee: No


Cusip # 127549103
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	1,474,000
Item 8:	None
Item 9:	1,474,000
Item 10:	None
Item 11:	1,474,000
Item 13:	8.91%
Item 14:	HC, IA


PREAMBLE


	The Schedule 13D, dated June 7, 1994, filed by Fidelity International Limited ("FIL") with respect to the Common Stock, $0.00 par value per share (the "Shares") of Cadiz Land Co., Inc. is hereby amended as set forth below. The Shares to which it relates are owned by Fidelity International Limited, through its subsidiaries and affiliates.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	The International Funds and accounts which own or owned Shares purchased in the aggregate 3,294,000 Shares for cash in the amount of approximately $6,828,681 including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 380,000 Shares sold aggregated approximately $876,800. The International Funds lost 1,440,000 shares as a result of the 1 for 5 reverse stock split in 1992. The attached Schedule B sets forth Shares purchased and/or sold since February 15, 1994.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 100,000 Shares for cash in the amount of approximately
$162,500 including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 100,000 Shares sold aggregated approximately $94,375.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 1,474,000 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the parent
of the investment adviser to the International Funds and accounts, 1,474,000 Shares, or approximately 8.91% of the outstanding Shares of the Company. FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, zero Shares, or approximately 0.00% of the outstanding Shares of the Company. Neither FMR, Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FIL are 1,474,000 Shares, or approximately 8.91% of the outstanding Shares of the Company.

	(b)	The International Funds, the International Pension Accounts
and FIL, as investment adviser to the International Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 1,474,000 Shares held by the International Funds and the International Pension Accounts.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Fidelity International Limited



Date:	May 25, 1994				By:	/s/Arthur S. Loring
							Arthur S. Loring
							Attorney-in-Fact



Schedule A

	 POSITION WITH	PRINCIPAL
NAME	INTERNATIONAL		OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief
Executive Officer
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
Officer
25 Lovat Lane		Fidelity
International
London, England		Limited
EC3R  8LL

William L. Byrnes	Director	Vice Chairman -
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO - Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent
TN119DZ England

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O. Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International
Limited
London, England
EC3R  8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a
division of
		Fidelity
International
		Limited

Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


CADIZ LAND CO., INC.

One International Account purchased Shares since February 15, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	02-18-94	130,000	$5.25
	03-22-94	71,500	5.14
	03-23-94	23,844	5.12
	03-24-94	4,656	5.02
	04-19-94	17,000	4.30
	04-21-94	10,000	4.27
	04-26-94	20,000	4.25
	04-29-94	7,000	4.25